

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2016

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Ltd
141 Front Street
Hamilton, HM 19
Bermuda

> **Re: ASPEN INSURANCE HOLDINGS LTD**
> **Form 10-K for Fiscal Year December 31, 2015**
> **Filed February 19, 2016**
> **Form 8-K filed October 26, 2016**
> **File No. 001-31909**

Dear Mr. Kirk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1. You disclose on page 7 that the Middle East and Africa are emerging markets in which Aspen Re does business. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements. For instance, your disclose that your top three brokers in 2015 were Marsh & McLennan Companies, Inc., Aon plc and Willis Group Holdings. Each of these companies has

reported insurance business in Syria and Sudan in a publicly available letter submitted to this agency within the past three years. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Form 8-K filed October 26, 2016

Exhibits

3.   In Exhibits 99.1 and 99.2 , you present full non-GAAP statements of income to reconcile your non-GAAP 'operating income before tax' to GAAP 'net income after tax.', which is inconsistent with updated Compliance and Disclosure Interpretations 102.10 on Non-GAAP Measures issued on May 17, 2016, specifically question 102.10. Please represent to us that you will no longer present full non-GAAP statements of income in future Item 2.02 Form 8-K submissions or elsewhere or tell us how your presentation complies with the updated guidance. Also refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh, Senior Staff Accountant, at 202-551-3627 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 with other questions.

Division of Corporation Finance
Office of Healthcare & Insurance